Exhibit 3.1

CERTIFICATE OF INCORPORATION

of

SPECTRUM BRANDS, INC.

1. Name. The name of the Corporation is Spectrum Brands, Inc.

2. Address; Registered Office and Agent. The address of the Corporation’s registered office is 615 South DuPont Highway, City of Dover, County of Kent, State of Delaware 19901; and the name of its registered agent at such address is National Corporate Research, Ltd.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4. Capital Stock.

4.1 The total number of shares of all classes of stock that the Corporation shall have authority to issue is one hundred fifty million (150,000,000) shares of Common Stock, with the par value of $0.01 per share (the “Common Stock”).

4.2 Except as may otherwise be provided in this Certificate of Incorporation (this “Certificate”) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which Stockholders generally are entitled to vote.

4.3 Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock, if any, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors (the “Board”) in its discretion shall determine.

4.4 Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its Stockholders ratably in proportion to the number of shares held by them.

5. Name and Mailing Address of Incorporator. The name and mailing address of the incorporator is: John T. Wilson, Spectrum Brands, Inc., Six Concourse Parkway, Suite 3300, Atlanta, Georgia 30328.

6. Election of Directors; Vacancies.

6.1 The number of directors shall be determined in accordance with the Corporation’s By-laws (the “By-laws”).

6.2 In the election of directors to the Corporation, each Stockholder is entitled to the number of votes that is equal to the number of shares owned by such Stockholder multiplied by the number of directors to be elected. Each Stockholder may cast all of the resulting votes for a single director, or may distribute them among the directors to be elected at the Stockholder’s discretion. Unless and except to the extent that the By-laws shall so require, the election of directors of the Corporation need not be by written ballot. A director may be removed from office as a director, but only for Cause (as defined below), by the affirmative vote of holders of at least 60% of the voting power of shares entitled to vote at an election of directors.

For purposes of this Section 6.2, “Cause” shall mean any director who (a) is convicted of fraud, theft, misappropriation of funds or a felony, (b) commits an act of intentional misconduct (or intentional failure to act) that is injurious to the financial condition or business reputation of the Corporation or any of its Subsidiaries or Affiliates or (c) commits an act of dereliction or gross negligence in his or her performance of his or her duties.

6.3 Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum of the Board). Any director so chosen shall hold office until the next annual meeting of Stockholders and until his successor shall be elected and qualified.

6.4 Directors, unless employed by and receiving a salary from the Corporation, shall receive such compensation for serving on the Board and for attending meetings of the Board and any committee thereof as may be fixed by the Board. Directors shall be reimbursed their reasonable expenses incurred while engaged in the business of the Corporation.

7. Limitation of Liability. To the fullest extent permitted under the DGCL, as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director.

Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 7 by the Stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article 7, will, unless otherwise required by law, be prospective only, and will not in any way diminish or adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8. Indemnification.

8.1 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 8.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

8.2 Prepayment of Expenses. To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article 8 or otherwise.

8.3 Claims. If a claim for indemnification or advancement of expenses under this Article 8 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

8.4 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 8 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-laws, agreement, vote of Stockholders or disinterested directors or otherwise.

8.5 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person actually collects as indemnification or advancement of expenses from such other entity or enterprise, provided, however, that no Covered Person shall be required to seek recovery from any other entity or enterprise.

8.6 Amendment or Repeal. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 8 by the Stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article 8, will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection of a Covered Person existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8.7 Other Indemnification and Prepayment of Expenses. This Article 8 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

9. Section 203. The Corporation shall not be governed by Section 203 of the DGCL.

10. Adoption, Amendment or Repeal of By-Laws. The Board is authorized to adopt, amend or repeal the By-laws of the Corporation.

11. Powers of the Incorporator. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The name and mailing address of the persons who are to serve as the initial directors of the Corporation, or until their successors are duly elected and qualified are set forth below:

Name	Mailing Address
Norman S. Matthews	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Kenneth C. Ambrecht	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Hugh R. Rovit	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Terry L. Polistina	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Marc S. Kirschner	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Eugene I. Davis	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

Kent J. Hussey	c/o Spectrum Brands, Inc. Six Concourse Parkway Suite 3300 Atlanta, GA 30328

12. Non-voting securities. Pursuant to Section 1123(a)(6) of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Corporation will not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase capital stock of the Corporation); provided, however, that this provision (i) will have no further force or effect beyond that required under Section 1123 of the Bankruptcy Code, (ii) will have such force and effect, if any, only for so long as such section is in effect and applicable to the Corporation or any of its wholly-owned Subsidiaries and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect.

13. Purchase Rights.

13.1 General. Each Eligible Stockholder (hereinafter referred to as a “Rights Holder”), has the right to purchase such Rights Holder’s Pro Rata Share (as defined in this Section 13.1), of all or any part of any New Securities (as defined in Section 13.2 hereof), that the Corporation may from time to time issue after the date of this Certificate. A Rights Holder’s “Pro Rata Share” for purposes of this right is the ratio of (a) the number of shares of the Corporation’s Common Stock owned by such Rights Holder on the date of the New Securities Notice (as defined in Section 13.3(a)) to (b) the sum of the total number of shares of the Corporation’s Common Stock then outstanding.

13.2 New Securities. For purposes of this Article 13, “New Securities” means any of the Corporation’s Capital Stock, whether now authorized or not, and rights, options or warrants to purchase such Capital Stock and securities of any type whatsoever that are, or may become, convertible into, exercisable for or exchangeable into such Capital Stock; provided, however, that the term “New Securities” does not include securities issued or issuable:

(a) to officers, directors or employees of the Corporation or any of its Subsidiaries pursuant to an equity incentive plan or stock purchase plan or agreement on terms approved by affirmative vote of a majority of the Board (including securities issued or issuable upon the conversion or exchange of such securities in accordance with the provisions of such plan or agreement);

(b) in connection with bona fide, arm’s length debt financings, corporate partnering transactions, equipment leases or acquisitions of intellectual property rights on terms approved by affirmative vote of a majority of the Board; provided that such transactions are primarily for purposes other than equity financing;

(c) in connection with a stock split (or reverse stock split), subdivision, dividend or distribution in respect of the Corporation’s Capital Stock;

(d) to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended or, if applicable, pursuant to an indenture qualified under the Trust Indenture Act of 1939, as amended;

(e) as consideration for the acquisition of another Person by the Corporation by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which the Corporation acquires, in a single transaction or series of related transactions, one or more divisions or lines of business or all or substantially all of the assets of such other Person or 50% or more of the voting power of such other Person or 50% or more of the equity ownership of such other Person; or

(f) as any right, option or warrant to acquire any securities specifically excluded from the definition of New Securities, pursuant to subsections (a) through (e).

13.3 Procedure.

(a) The Corporation will give each Rights Holder at least ten (10) days prior written notice of the Corporation’s intention to issue New Securities (the “New Securities Notice”), describing the type and amount of New Securities to be issued and the price and the general terms and conditions upon which the Corporation proposes to issue such New Securities. Each Rights Holder may purchase any or all of such Rights Holder’s Pro Rata Share of such New Securities, by delivering to the Corporation, within ten (10) days after the date of receipt of any such New Securities Notice by the Corporation, a written notice specifying such number of New Securities which such Rights Holder desires to purchase, for the price and upon the general terms and conditions specified in the New Securities Notice. If any Rights Holder fails to notify the Corporation in writing within such ten (10) day period of its election to purchase any or all of such Rights Holder’s full Pro Rata Share of an offering of New Securities (a “Nonpurchasing Holder”), then such Nonpurchasing Holder will forfeit the right hereunder to purchase that part of such Rights Holder’s Pro Rata Share of such New Securities that such Rights Holder did not agree to purchase.

(b) If any Rights Holder fails to elect to purchase the full amount of such Rights Holder’s Pro Rata Share of the New Securities, the Corporation shall give notice (“Purchasing Holders Notice”) of such failure to the Rights Holders who did so elect (the “Purchasing Holders”). Such Purchasing Holders Notice may be made by telephone if confirmed in writing within two (2) days. A Purchasing Holder shall have five (5) days from the date such Purchasing Holders Notice was given to such Purchasing Holder to notify the Corporation in writing of its election (“Purchasing Holders Election”) to purchase its pro rata portion of the total number of New Securities available for purchase by Rights Holders pursuant to Section 13.1 not subscribed for by the Nonpurchasing Holders. Each Purchasing Holder’s pro rata portion thereof shall be equal to the number of shares of Common Stock held by such Purchasing Holder on the date of the New Securities Notice, as a percentage of the total number of shares of Common Stock held by all Purchasing Holders on the date of the New Securities Notice.

(c) If subsequent to the procedure set forth in this Section 13.3, there shall be New Securities available for purchase by Rights Holders pursuant to Section 13.1 hereof that have not been purchased by the Purchasing Holders, the Corporation shall repeat the procedure set forth in Section 13.3(b), as many times as necessary, until it has been determined that none of the Purchasing Holders has made a Purchasing Holders Election pursuant to the procedure set forth in this Section 13.3.

13.4 Failure to Exercise. In the event that the Rights Holders fail to exercise in full the purchase right with respect to all of the offered New Securities described in the New Securities Notice, then the Corporation will have sixty (60) days after a determination has been made pursuant to the last clause of Section 13.3(c) to sell the New Securities with respect to which the Rights Holders’ rights hereunder were not exercised, at a price and upon terms and conditions not more favorable to the purchasers thereof than specified in the New Securities Notice to the Rights Holders. In the event that the Corporation has not issued and sold such New Securities within such sixty (60) day period, then the Corporation shall not thereafter issue or sell such New Securities without again first offering such New Securities to the Rights Holders pursuant to this Article 13.

13.5 Exception. Notwithstanding anything to the contrary contained herein, the Corporation may sell and any Rights Holder may purchase New Securities of the Corporation without complying with Section 13.3, provided that promptly after such purchase, each Rights Holder purchasing New Securities offers in writing to the non-purchasing Rights Holders the right to purchase from such purchasing Rights Holder(s) their Pro Rata Share (after giving effect to the issuance of New Securities) of such New Securities purchased on the same terms as the purchasing Rights Holder purchased such New Securities. Any such right to purchase shall be exercisable for a period of ten (10) business days after the delivery of such written notice by purchasing Rights Holder.

14. Board of Directors, Management.

14.1 Conflicts of Interest. The Stockholders and the Corporation recognize that the Stockholders, their Affiliates and the directors elected or appointed to the Board by the Stockholders: (i) may have participated, directly or indirectly, and may continue to participate (including, without limitation, in the capacity of investor, manager, officer and employee) in businesses that are similar to or compete with the business (or proposed business) of the Corporation; (ii) may have interests in, participate with, aid and maintain seats on the board of directors of other such entities; and (iii) may develop opportunities for such entities (collectively, the “Position”). In such Position, the Stockholders, their Affiliates and the directors elected or appointed to the Board by the Stockholders may encounter business opportunities that the Corporation or its Stockholders may desire to pursue. The Stockholders and the Corporation agree that the Stockholders, their Affiliates and the directors elected or appointed by the Stockholders to the Board shall have no obligation to the Corporation, the Stockholders or to any other Person to present any such business opportunity to the Corporation before presenting and/or developing such opportunity with any other Persons, other than such opportunities specifically presented to any such Stockholder or director for the Corporation’s benefit in his or her capacity as a Stockholder or director of the Corporation. Each Stockholder and the Corporation acknowledge and agree that, in any such case, to the extent a court might hold that the conduct of such activity is a breach of a duty to the Corporation, such Stockholder and the Corporation hereby waive any and all claims and causes of action that such Stockholder and/or the Corporation believes that it may have for such activities. Each Stockholder and the Corporation further agrees that the waivers and agreements in this Certificate identify certain types and categories of activities which do not violate the director’s duty of loyalty to the Corporation, and such types and categories are not manifestly unreasonable. The waivers and agreements in this Certificate apply to activities conducted after the date hereof.

14.2 Board Observers. For so long as any Stockholder and its Affiliates own at least 10% of the Corporation’s outstanding Common Stock, such Stockholder shall be entitled to appoint a non-voting observer to the Board and each such observer shall receive all materials distributed to members of the Board (including all notices given to members of the Board) provided that such observer signs a customary confidentiality agreement in form and substance reasonably satisfactory to the Corporation; provided, further, that the Board may exclude an observer from access to any materials or meeting or portion thereof if (i) the Board has been advised by outside legal counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege or to comply with the Board’s fiduciary duties or (ii) the Board determines that access to such materials or meeting or portion thereof would result in a conflict of interest and so notifies the observer in writing of the specific conflict of interest; provided, however, that it is understood that ownership of indebtedness owed by the Corporation or its Subsidiaries shall not, in and of itself, constitute or result in a conflict of interest other than with respect to matters directly related to such indebtedness.

15. Covenants of the Corporation.

15.1 Inspection. Subject to an Eligible Stockholder signing a customary confidentiality agreement in form and substance reasonably satisfactory to the Corporation, the Corporation will permit such Eligible Stockholder’s representatives, at such Eligible Stockholder’s expense, to visit and inspect any of the properties of the Corporation and its Subsidiaries, examine their respective books and records and take copies and extracts therefrom, discuss the affairs, finances and accounts of the Corporation and its Subsidiaries with the Corporation’s and its Subsidiaries’ respective officers, employees and public accountants (and the Corporation hereby authorizes said accountants to discuss with such holder and such designees such affairs, finances and accounts), during normal business hours and upon reasonable notice, provided that in the event that any Eligible Stockholder or any of its Affiliates is a direct competitor of the Corporation or any of its Subsidiaries, the Corporation shall have no obligation to disclose information to such Eligible Stockholder to the extent it reasonably determines such information is competitively sensitive.

15.2 Information Rights. Subject to an Eligible Stockholder signing a customary confidentiality agreement in form and substance reasonably satisfactory to the Corporation, the Corporation will provide or make available directly to such Eligible Stockholder:

(a) As soon as available but in any event within 90 days after the end of each fiscal year (or, if later, by the date the annual report on Form 10-K of the Corporation for such fiscal year would have been required to be filed under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), giving effect to any automatic extension available thereunder for filing of such form), (A) audited consolidated annual financial statements (including an income statement, balance sheet and statement of cash flows) of the Corporation, accompanied by (B) a narrative discussion, prepared by the Corporation’s management, comparing the operations of the current fiscal year and the previous fiscal year.

(b) As soon as available but in any event within 45 days after the end of each of the first three quarters of each fiscal year (or, if later, by the date the quarterly report on Form 10-Q of the Corporation for such fiscal quarter would have been required to be filed under the rules and regulations of the SEC, giving effect to any automatic extension available thereunder for filing of such form), (A) unaudited quarterly consolidated financial statements (including an income statement, balance sheet and statement of cash flows (each unaudited)) of the Corporation, and (B) a narrative discussion, prepared by the Corporation’s management, comparing the operations for the current fiscal quarter to date and the same period for the previous fiscal year.

(c) Upon the request of such Eligible Stockholder (provided that such Eligible Stockholder or any of its Affiliates is not a direct competitor of the Corporation), the Corporation shall arrange for a telephonic call (to be held within 5 calendar days of such request) available to all Stockholders to discuss the annual or quarterly financial statements for any given period, provided that notice of such telephonic call shall be given to the Eligible Stockholders at least 72 hours in advance of such a call; provided further that there shall be no more than one such call for any completed annual or quarterly period.

(d) For purposes of this Section 15.2, in the event that any Eligible Stockholder or any of its Affiliates is a direct competitor of the Corporation or any of its Subsidiaries, the Corporation shall have no obligation to disclose information to such Eligible Stockholder to the extent it reasonably determines such information is competitively sensitive.

15.3 Transactions with Affiliates. The Corporation shall not, and shall not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(a) such Affiliate Transaction is on terms that are no less favorable to the Corporation or the relevant Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Corporation or such Subsidiary with a Person that is not an Affiliate of the Corporation; and

(b) the Corporation delivers to the Eligible Stockholders:

(i) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 15.3 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Corporation or such Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

15.4 The following items shall not be deemed to be Affiliate Transactions and, therefore, shall not be subject to Section 15.3:

(a) transactions between or among the Corporation and/or its Subsidiaries;

(b) payment of reasonable and customary fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of the Corporation;

(c) the Joint Plan of Reorganization of the Corporation, which was confirmed by order of the United States Bankruptcy Court in the Western District of Texas on July 15, 2009; the New Indenture; the New Notes; the Exit Facility and the Registration Rights Agreements and the transactions expressly contemplated hereby and thereby;

(d) Restricted Payments (as defined in the New Indenture) that are permitted by the New Indenture;

(e) any sale of Capital Stock of the Corporation to which Article 13 of this Certificate applies;

(f) loans and advances to officers and employees of the Corporation or any of its Subsidiaries for bona fide business purposes in the ordinary course of business consistent with past practice;

(g) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Corporation or any of its Subsidiaries, with officers and employees of the Corporation or any of its Subsidiaries and the payment of compensation to officers and employees of the Corporation or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business; and

(h) any agreements or arrangements in effect on the date of this Certificate, or any amendment, modification, or supplement thereto or any replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, is not more disadvantageous in any way to the Corporation and its Subsidiaries than the original agreement as in effect on the date of this Certificate, and any transactions contemplated by any of the foregoing agreements or arrangements.

16. Certificate Amendments. Subject to Article 7 and Section 8.6, the Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon Stockholders, directors or any other Persons whomsoever by and pursuant to this Certificate, as amended, are granted subject to the rights reserved in this Article 16, provided however, that no action to repeal or amend Articles 13, 14, 15 or this Article 16, or Section 6.2 herein, or the adoption of any other provision inconsistent with such Articles or Sections, shall be effective without the affirmative vote of Stockholders holding at least sixty percent (60%) of the total outstanding Common Stock (or the Capital Stock into which the Common Stock may be converted).

17. Definitions. Capitalized terms used but not otherwise defined in this Certificate shall have the meanings set forth below:

“Affiliate” means any Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of the definition of Affiliate and Subsidiary, “control” means the possession, directly or indirectly, of the power to direct, or to cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, the term “Affiliate” as used in Section 15.3 herein shall have the meaning ascribed to such term in the New Indenture.

“Capital Stock” means all shares hereafter authorized of any class of capital stock of the Corporation which has the right to participate in the distribution of the assets and earnings of the Corporation, including Common Stock and any shares of capital stock into which Common Stock may be converted (as a result of recapitalization, share exchange or similar event) or are issued with respect to Common Stock, including, without limitation, with respect to any stock split or stock dividend, or a successor security.

“Eligible Stockholder” means any Person who holds together with its Affiliates 5% or more of the Corporation’s outstanding Common Stock or Capital Stock into which any Common Stock may be converted.

“Exit Facility” means the credit facilities provided under that certain credit agreement (and any related documents, agreements, and instruments) dated as of August 28, 2009, by and among the Corporation and the Subsidiaries of the Corporation party thereto; General Electric Capital Corporation, as the Administrative Agent, Co-Collateral Agent, Syndication Agent, Swingline Lender and Supplemental Loan Lender; Bank of America, N.A., as Co-Collateral Agent and L/C Issuer; and the Lenders (as defined therein) from time to time party thereto.

“New Indenture” means that certain indenture dated as of August 28, 2009, by and among the Corporation, U.S. Bank National Association and the guarantors listed on Schedule I therein as the same may be amended, modified, or supplemented from time to time in accordance with the terms thereof.

“New Notes” means the Corporation’s 12% Senior Subordinated Toggle Notes due 2019 to be issued by the Corporation pursuant to the terms of the New Indenture.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or other similar organization or entity.

“Registration Rights Agreements” means collectively the Registration Rights Agreements, by and among the Corporation and the other parties signatory thereto, each dated as of August 28, 2009, in each case as the same may be amended, modified, or supplemented from time to time in accordance with the terms thereof.

“Stockholder” means any Person who owns Common Stock or Capital Stock into which any Common Stock may be converted.

“Subsidiary” means, at any time, with respect to any Person (the “Subject Person”), any other Person of which either (a) fifty percent (50%) or more of the securities or other interests entitled to vote in the election of directors or comparable governance bodies performing similar functions or (b) fifty percent (50%) or more of an interest in the profits or capital of such Person, in each case, are at the time owned or controlled directly or indirectly by the Subject Person or through one or more Subsidiaries of the Subject Person.

WITNESS the signature of this Certificate of Incorporation this 28th day of August, 2009.

/s/ John T. Wilson
Name:	John T. Wilson
Title:	Vice President, Secretary and
General Counsel